Exhibit 99.1

Allot Announces Fourth Quarter
and Full Year 2019 Financial Results

2019 revenue grew by 15% over 2018

Backlog grew 100% year over year to $138 million

Cash balance grew to $118 million

2020 revenues expected to be $135-140 million

Hod Hasharon, Israel – February 4, 2020 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited fourth quarter and full year 2019 financial results.

 Financial Highlights

•	Fourth quarter revenues were $30.6 million, up 14% year-over-year;

•	Full year revenues were $110.1 million, up 15% year-over-year;

•	Backlog increased by $69 million to $138 million at year-end 2019 compared with $69 million at year-end 2018;

•	Year-end cash and investments totaled $117.6 million compared to $103.9 million at year-end 2018;

•	Allot signed in 2019 recurring security revenue agreements with a total MAR* of $85 million.

Financial Outlook

•	Management expects 2020 revenues to grow to between $135-140 million, representing accelerated double digit growth;

•	Management expects to close additional recurring security revenue deals in 2020. The MAR* of new deals to be signed in 2020 is expected to exceed $140 million;

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are very pleased with our performance in 2019. Our Visibility & Control business continued to perform well due to ongoing solid execution. We are also happy with our performance in the security space and we had a successful year bringing on several new operators to our security offerings, some of them in a revenue share arrangement. We believe that the recurring revenue and growth we gain from these deals will have a significantly positive long-term impact on our future. We expect to win further such deals in the coming year.”

Continued Mr. Antebi, “Looking out to 2020, we expect accelerated top-line growth. While we continue to invest in our offerings and in sales and marketing, our expenses should grow at a slower rate than our revenue and subsequently we expect to reach profitability in the last quarter of 2020 . We look forward to continued growth as we successfully execute on our strategy.”

 Q4 2019 Financial Results Summary

Total revenues for the fourth quarter of 2019 were $30.6 million, an increase of 14% compared to $26.9 million in the fourth quarter of 2018.

Gross profit on a GAAP basis for the fourth quarter of 2019 was $20.8 million (gross margin of 68.0%), a 12% improvement compared with $18.6 million (gross margin of 69.1%) in the fourth quarter of 2018.

Gross profit on a non-GAAP basis for the fourth quarter of 2019 was $21.0 million (gross margin of 68.7%), a 11% improvement compared with $18.9 million (gross margin of 70.3%) in the fourth quarter of 2018.

Net loss on a GAAP basis for the fourth quarter of 2019 was $1.7 million, or $0.05 per basic share, compared with a net loss of $1.8 million, or $0.05 per basic share, in the fourth quarter of 2018.

Non-GAAP net loss for the fourth quarter of 2019 was $1.7 million, or $0.05 per basic share, compared with a non-GAAP net loss of $0.5 million, or $0.01 per basic share, in the fourth quarter of 2018.

2019 Financial Results Summary

Total revenues for 2019 were $110.1 million, an increase of 15% compared to $95.8 million in 2018.

Gross profit on a GAAP basis for 2019 was $76.3 million (gross margin of 69.3%), a 15% improvement compared with $66.5 million (gross margin of 69.4%) in 2018.

Gross profit on a non-GAAP basis for 2019 was $77.3 million (gross margin of 70.2%), a 14% improvement compared with $67.8 million (gross margin of 70.7%) in 2018.

Net loss on a GAAP basis for 2019 was $8.7 million, or $0.25 per basic share, an improvement compared with a net loss of $10.4 million, or $0.31 per basic share, in 2018.

Non-GAAP net loss for 2019 was $7.5 million, or $0.22 per basic share, a decrease compared with a non-GAAP net loss of $5.1 million, or $0.15 per basic share, in 2018.

Cash and investments as of December 31, 2019 totaled $117.6 million, compared to $114.8 million as of September 30, 2019 and $103.9 million as of December 31, 2018.

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter and full year 2019 earnings results today, February 4, 2020 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 23 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, restructuring expenses, changes in taxes and headcount related items, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$30,567	$26,885	$110,100	$95,837
Cost of revenues	9,784	8,296	33,834	29,349
Gross profit	20,783	18,589	76,266	66,488

Operating expenses:
Research and development costs, net	8,563	6,632	31,461	25,418
Sales and marketing	12,186	10,754	47,105	40,849
General and administrative	1,954	2,616	6,678	10,416
Total operating expenses	22,703	20,002	85,244	76,683
Operating loss	(1,920)	(1,413)	(8,978)	(10,195)
Financial and other income, net	600	601	1,960	2,208
Loss before income tax expenses	(1,320)	(812)	(7,018)	(7,987)

Tax expenses	362	1,005	1,641	2,428
Net Loss	(1,682)	(1,817)	(8,659)	(10,415)

Basic net loss per share	$(0.05)	$(0.05)	$(0.25)	$(0.31)

Diluted net loss per share	$(0.05)	$(0.05)	$(0.25)	$(0.31)

Weighted average number of shares used in
computing basic net loss per share	34,450,317	33,860,114	34,250,582	33,710,507

Weighted average number of shares used in
computing diluted net loss per share	34,450,317	33,860,114	34,250,582	33,710,507

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$9,784	$8,296	$33,834	$29,349
Share-based compensation (1)	(76)	(60)	(264)	(316)
Amortization of intangible assets (2)	(152)	(233)	(853)	(930)
Changes in taxes and headcount related items (5)	-	(17)	75	(17)
Non-GAAP cost of revenues	$9,556	$7,986	$32,792	$28,086

GAAP gross profit	$20,783	$18,589	$76,266	$66,488
Gross profit adjustments	228	310	1,042	1,263
Non-GAAP gross profit	$21,011	$18,899	$77,308	$67,751

GAAP operating expenses	$22,703	$20,002	$85,244	$76,683
Share-based compensation (1)	(942)	(634)	(3,156)	(2,546)
Amortization of intangible assets (2)	(189)	(175)	(754)	(700)
Income (Expenses) related to M&A activities (3)	1,246	(93)	3,980	(394)
Restructuring expenses (4)	-	(62)	-	(62)
Changes in taxes and headcount related items (5)	-	(40)	(31)	(420)
Non-GAAP operating expenses	$22,818	$18,998	$85,283	$72,561

GAAP financial and other income	$600	$601	$1,960	$2,208
Expenses related to M&A activities (3)	-	(75)	-	(224)
Exchange rate differences*	(119)	-	83	-
Non-GAAP Financial and other income	$481	$526	$2,043	$1,984

GAAP taxes on income	$362	$1,005	$1,641	$2,428
Tax expenses in respect of net deferred tax asset recorded	(25)	(123)	(74)	(116)
Non-GAAP taxes on income	$337	$882	$1,567	$2,312

GAAP Net Loss	$(1,682)	$(1,817)	$(8,659)	$(10,415)
Share-based compensation (1)	1,018	694	3,420	2,862
Amortization of intangible assets (2)	341	408	1,607	1,630
Expenses (Income) related to M&A activities (3)	(1,246)	18	(3,980)	170
Restructuring expenses (4)	-	62	-	62
Changes in taxes and headcount related items (5)	-	57	(44)	437
Exchange rate differences	(119)	-	83	-
Tax expenses in respect of net deferred tax asset recorded	25	123	74	116
Non-GAAP Net Loss	$(1,663)	$(455)	$(7,499)	$(5,138)

GAAP Loss per share (diluted)	$(0.05)	$(0.05)	$(0.25)	$(0.31)
Share-based compensation	0.03	0.02	0.10	0.08
Amortization of intangible assets	0.01	0.01	0.05	0.05
Expenses (Income) related to M&A activities	(0.04)	-	(0.12)	0.01
Restructuring expenses	-	0.00	-	-
Changes in taxes and headcount related items	-	-	(0.00)	0.01
Exchange rate differences	(0.00)	-	0.00	-
Tax expense in respect of net deferred tax asset recorded	0.00	0.01	0.00	0.01
Non-GAAP Net loss per share (diluted)	$(0.05)	$(0.01)	$(0.22)	$(0.15)

Weighted average number of shares used in
computing GAAP diluted net loss per share	34,450,317	33,860,114	34,250,582	33,710,507
Weighted average number of shares used in
computing non-GAAP diluted net loss per share	34,450,317	33,860,114	34,250,582	33,710,507

*	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$76	$60	$264	$316
Research and development costs, net	230	174	847	678
Sales and marketing	350	227	1,257	928
General and administrative	362	233	1,052	940
	$1,018	$694	$3,420	$2,862

(2) Amortization of intangible assets
Cost of revenues	$152	$233	$853	$930
Sales and marketing	189	175	754	700
	$341	$408	$1,607	$1,630

(3) Expenses (Income) related to M&A activities
General and administrative	$(1,374)	$-	$(4,882)	$69
Research and development costs, net	128	93	902	325
Financial income	-	(75)	-	(224)
	$(1,246)	$18	$(3,980)	$170

(4) Restructuring expenses
General and administrative	$-	$62	$-	$62
	$-	$62	$-	$62

(5) Changes in taxes and headcount related items
Sales and marketing	$-	$40	$16	$262
Cost of revenues	-	17	(75)	17
General and administrative	-	-	15	158
	$-	$57	$(44)	$437

(*)	Excluding share-based compensation related to the restructuring plan, which was already included under restructuring expenses.

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,930	$16,336
Short term deposits	5,557	22,543
Restricted deposit	23,183	465
Marketable securities	61,012	64,290
Trade receivables, net	29,008	26,093
Other receivables and prepaid expenses	6,935	3,647
Inventories	10,668	11,345
Total current assets	153,293	144,719

LONG-TERM ASSETS:
Restricted deposit	10,913	257
Severance pay fund	387	345
Operating lease right-of-use assets	6,368	-
Deferred taxes	517	281
Other assets	519	600
Total long-term assets	18,704	1,483

PROPERTY AND EQUIPMENT, NET	8,135	6,249
GOODWILL AND INTANGIBLE ASSETS, NET	35,037	37,393

Total assets	$215,169	$189,844

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$11,676	$7,813
Deferred revenues	36,360	13,855
Short-term operating lease liabilities	3,151	-
Other payables and accrued expenses	22,255	21,052
Total current liabilities	73,442	42,720

LONG-TERM LIABILITIES:
Deferred revenues	5,262	-
Long-term operating lease liabilities	3,820	4,247
Accrued severance pay	794	-
Other long term liabilities	-	806
Total long-term liabilities	9,876	6,168

SHAREHOLDERS' EQUITY	131,851	135,903

Total liabilities and shareholders' equity	$215,169	$189,844

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:

Net Loss	$(1,682)	$(1,817)	$(8,659)	$(10,415)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	722	601	2,637	2,204
Stock-based compensation related to options granted to employees	1,018	694	3,420	2,862
Amortization of intangible assets	341	408	1,607	1,630
Capital loss	-	-	-	39
Decrease (Increase) in accrued severance pay, net	(21)	(18)	(54)	16
Decrease in other assets	247	83	81	535
Decrease in accrued interest and amortization of premium on marketable securities	7	193	343	804
Changes in operating leases, net	456	-	603	-
Decrease (Increase) in trade receivables	(8,034)	359	(2,915)	(3,356)
Decrease (Increase) in other receivables and prepaid expenses	(2,886)	184	(3,575)	(1,101)
Decrease (Increase) in inventories	(1,387)	607	(138)	(3,448)
Increase (Decrease) in long-term deferred taxes, net	33	27	(236)	20
Increase (Decrease) in trade payables	4,389	(4,370)	3,863	1,945
Increase (Decrease) in employees and payroll accruals	4,048	(998)	4,635	(1,178)
Increase in deferred revenues	5,760	1,421	23,520	3,566
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	464	3,383	(9,040)	6,906
		-	-	-
Net cash provided by operating activities	3,475	757	16,092	1,029

Cash flows from investing activities:
Increase in restricted deposit	(23,331)	(32)	(33,374)	(294)
Redemption of short-term deposits	3,000	1,900	16,986	8,500
Purchase of property and equipment	(918)	(1,427)	(3,708)	(3,485)
Investment in marketable securities	(8,154)	(9,584)	(39,950)	(34,777)
Proceeds from redemption or sale of marketable securities	11,173	8,924	43,555	32,651
Acquisitions	-	-	-	(3,048)
Net cash used in investing activities	(18,230)	(219)	(16,491)	(453)

Cash flows from financing activities:

Exercise of employee stock options	220	74	993	418
Net cash provided by financing activities	220	74	993	418

Increase (Decrease) in cash and cash equivalents	(14,535)	612	594	994
Cash, cash equivalents and restricted cash at the beginning of the period	31,465	15,724	16,336	15,342

Cash and cash equivalents at the end of the period	$16,930	$16,336	$16,930	$16,336